Filed Pursuant to Rule 433

Registration Statement No. 333-208307

March 30, 2017

FINAL PRICING TERM SHEET

HOME BANCSHARES, INC.

$300,000,000

5.625% Fixed-to-Floating Rate Subordinated Notes Due 2027

The following information supplements the Preliminary Prospectus Supplement, dated March 28, 2017 (the “Preliminary Prospectus”). Terms are used in this term sheet with the meanings assigned to them in the Preliminary Prospectus.

Issuer:	Home BancShares, Inc. (the “Company”)

Security Offered:	$300 million aggregate principal amount of 5.625% fixed-to-floating Rate subordinated notes due April 15, 2027 (“the Notes”)

Offering Structure:	10 Non-Call 5 (Fixed-to-Float)

Security Rating*:	BBB- (Kroll Bond Rating Agency)

Form of Offering:	SEC Registered

Trade Date:	March 30, 2017

Settlement Date:	April 3, 2017 (T+2)

Final Maturity Date (if not previously redeemed):	April 15, 2027

Benchmark Treasury:	2.250% due February 15, 2027

Benchmark Yield:	2.418%

Spread to Benchmark Treasury:	T+320.7 basis points

Price to Public (Issue Price):	99.997%

Interest Rate:	5.625% per annum during the fixed rate period, 3 month LIBOR plus 357.5 basis points during floating rate period commencing April 15, 2022

Interest Payment Dates:

From and including the issue date, to but excluding April 15, 2022, the notes will pay interest on April 15 and October 15, commencing on October 15, 2017

From and including April 15, 2022 to April 15, 2027 but excluding the maturity date or the date of earlier redemption, the notes will pay interest on January 15, April 15, July 15, and October 15 of each year

Optional Redemption:	The Company may, at its option, on the interest payment date of April 15, 2022 or any interst payment date thereafter, redeem the subordinated notes in whole or in part at 100% of the principal amount of the subordinated notes, plus accrued and unpaid interest thereon to but excluding the date of redemption

Special Events Redemption:	The Notes may not be redeemed prior to April 15, 2022, except that the Company may redeem the Notes at any time, at its option, in whole, but not in part prior to the stated maturity date in the event of i.) a Tax Event, ii.) a Tier 2 Capital Event, or iii.) a 1940 Act Event as described in the “Description of the Notes – Optional Redemption and Redemption upon Special Events” in the preliminary prospectus supplement dated March 28, 2017

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Use of Proceeds:	General Corporate Purposes

Joint Bookrunners:	RBC Capital Markets, LLC Sandler O’Neill + Partners, L.P. Stephens Inc.

Co Managers:	Crews & Associates, Inc. U.S. Bancorp Investments, Inc.

Day Count Convention:	30/360 to but excluding April 15, 2022, and thereafter, a 360-day year and the number of days actually elapsed

CUSIP / ISIN:	436893AA9 / US436893AA95

The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer or the Joint Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request them by calling RBC Capital Markets, LLC toll free at 1-866-375-6829, Sandler O’Neill + Partners, L.P. toll free at 1-866-805-4128, or Stephens Inc. toll-free at 1-800-643-9691.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.